Exhibit 99.2

NEWS RELEASE – REGULATED INFORMATION

INSIDE INFORMATION

OCTOBER 2, 2023, 4:00pm ET / 22:00 CET

MDxHealth Announces Proposed Transition to a Sole Listing of Shares on Nasdaq and Convenes an Extraordinary General Shareholders Meeting

IRVINE, CA, and HERSTAL, BELGIUM – October 2, 2023 – MDxHealth SA (NASDAQ/Euronext Brussels: MDXH) (the “Company” or “mdxhealth”), a commercial-stage precision diagnostics company, today announces a proposed transition from a dual listing of the Company’s American Depositary Shares (the “ADSs”) on Nasdaq and ordinary shares (the “Shares”) on Euronext Brussels to a sole listing of Shares on Nasdaq (the “Transaction”), and, in view thereof, invites the holders of securities issued by the Company to an extraordinary general shareholders’ meeting that will be held on Friday, November 3, 2023 at 3:00 p.m., Belgian time.

Proposed Transaction

The Company’s board of directors has determined it is in the best interest of the Company, its investors and other stakeholders to consolidate all trading of the Company’s securities on one exchange in the United States. The Transaction involves (1) a share consolidation with respect to all outstanding Shares by means of a 1-for-10 reverse stock split (the “Share Consolidation”), after which ten existing Shares will be represented by one new Share, and each ADS will represent one new Share, (2) listing the Shares on Nasdaq, (3) a mandatory exchange under the Company’s ADS facility as a result of which ADS holders will receive Shares in exchange for their ADSs on the basis of a ratio of one ADS for one Share (the “Mandatory ADS Exchange”), (4) a repositioning of the Shares from the Euronext Brussels trading system to the Nasdaq trading system, and (5), following a transition period of at least three weeks after the Mandatory ADS Exchange (the “Transition Period”), the de-listing of the Shares from listing and trading on Euronext Brussels (the “De-Listing”).

The board of directors is proposing the Transaction for a number of reasons but primarily because it is expected that consolidating the trading of the Company’s securities onto a single exchange will improve trading liquidity and reduce the administrative and legal costs associated with maintaining a presence on two exchanges. Upon termination of the ADS facility, ADSs held in brokerage accounts will be automatically cancelled and exchanged for Nasdaq-listed Shares without ADS holders having to take any action. During the Transition Period and following the Euronext Brussels De-listing, shareholders may reposition their Shares for trading on Nasdaq after completing a procedure through their financial intermediary or broker. The Company expects that many financial intermediaries will use their discretionary rights (under their terms of service to their clients) to automatically reposition their clients’ Euronext Brussels-listed Shares on their behalf. The Company will provide more information regarding the repositioning of Shares after the Share Consolidation and De-Listing have been approved by the general shareholders’ meeting.

Michael K. McGarrity, CEO of mdxhealth, commented: “A key priority for us has been to create a more attractive and efficient trading mechanism for our global investors and stakeholders and to support increasing interest from new investors, while reducing our operating costs. We believe the transition to trade exclusively on the Nasdaq accomplishes this objective. This is an exciting time for mdxhealth, and we look forward to expanding our shareholder base as we continue to execute and drive growth as a leading precision diagnostics company.”

For further information and details regarding the proposed Transaction, reference is made to the dedicated web page which can be found on the Company’s website website, which contains (among other things) (i) a Special Report describing the proposals that will be submitted to the Company’s LifeSci Advisors (IR & PR) US: +1 949 271 9223 ir@mdxhealth.com mdxhealth info@mdxhealth.com extraordinary general shareholders’ meeting, (ii) a letter from the chair of the board of directors summarizing the Transaction, and (iii) frequently asked questions (FAQs) providing context and technical details with respect to the Transaction. This web page and the FAQs will be kept up-to-date as and when necessary.

Extraordinary Shareholders Meeting

In order to implement the Transaction, it will be necessary for the Company’s shareholders to approve the Share Consolidation and the De-Listing. In view thereof, the board of directors hereby convenes an extraordinary general shareholders’ meeting to be held on November 3, 2023 at 3:00 p.m., Belgian time, to seek required shareholder approvals.

The items on the agenda of the extraordinary general shareholders’ meeting include the approval of the proposed Share Consolidation and De-Listing, as well as a number of technical amendments to the Company’s articles of association that allow for the De-Listing.

In order to participate in the extraordinary general shareholders’ meeting of the Company, the holders of securities issued by the Company must comply with article 7:134, §2, first indent of the Belgian Companies and Associations Code and the articles of association of the Company, and fulfill the formalities described in the convening notice. The convening notice, forms and other documents relating to the extraordinary general shareholders’ meeting can be found on the dedicated web page which can be found on the Company’s website.

The Company recommends holders of its securities to use e-mail for all communication with the Company regarding the general shareholders’ meeting. The Company’s email address for such communication is: agsm@mdxhealth.com.

Update of the 2023 Reporting Calendar

The Company plans to pre-release its third quarter revenues and cash figures in light of the pendency of the proposed Transaction. In view thereof, the updated financial calendar for 2023 shall be as follows:

●	October 9, 2023: Preliminary Q3-2023 business update

●	November 8, 2023: Q3-2023 business update

About mdxhealth®

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at:

twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

Forward-looking Statements

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding timing and benefits of the proposed transition from a dual listing of shares on Euronext Brussels and ADSs on Nasdaq to a sole listing of shares on Nasdaq; including statements regarding the anticipated impacts on the trading market for MDxHealth’s securities and operating costs; statements regarding expected future operating results; statements regarding product development efforts; and statements regarding our strategies, positioning, resources, capabilities and expectations for future events or performance. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.

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